

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Ms. Yinfang Yang
Chief Financial Officer
A9 Zhong Shen Hua Yuan
Cai Tian Nan Lu
Shenzhen, China   518026

> **Re: Oregon Gold Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-53307**

Dear Ms. Yinfang Yang,

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Karl Hiller
Branch Chief

Cc: Jeffry M. Stein, JMS Law Group, PLLC